SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 2)*



                             PROTECTION ONE, INC.
                          --------------------------
                               (Name of Issuer)


                         Common Stock, $.01 Par Value
                       --------------------------------
                        (Title of Class of Securities)


                                   74366330
                               ---------------
                                (CUSIP Number)

                           Peter R. Vogelsang, Esq.
                       Morgan Stanley & Co. Incorporated
                          1221 Avenue of the Americas
                           New York, New York  10020
                           Tel. No.: (212) 762-8422
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               January 17, 1997
                         ---------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following:
[ ].

Check the following box if a fee is being paid with this statement:  [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No.  0008009071                                       Page 2 of 22 Pages

     1          NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Morgan Stanley Venture Capital Fund L.P.
                 133400949

     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]

                                                                      (b) [ ]
     3          SEC USE ONLY

     4          SOURCE OF FUNDS*
                 Not applicable.

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [ ] PURSUANT TO ITEMS 2(d) OR 2(e)

     6          CITIZENSHIP OR PLACE OF ORGANIZATION
                 Delaware

                                      7            SOLE VOTING POWER
              NUMBER OF                               0
               SHARES
            BENEFICIALLY              8            SHARED VOTING POWER
              OWNED BY                                29
                EACH
              REPORTING               9            SOLE DISPOSITIVE POWER
               PERSON                                 0
                WITH
                                     10            SHARED DISPOSITIVE POWER
                                                      29

     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 29

     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES    [ ]
                CERTAIN SHARES*

     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0

     14         TYPE OF REPORTING PERSON*
                 PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                 SCHEDULE 13D

CUSIP No.  0008009071                                      Page 3 of 22 Pages

     1          NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Morgan Stanley Venture Partners L.P.
                 133375437

     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]

                                                                     (b) [ ]
     3          SEC USE ONLY

     4          SOURCE OF FUNDS*
                 Not applicable.

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [ ] PURSUANT TO ITEMS 2(d) OR 2(e)

     6          CITIZENSHIP OR PLACE OF ORGANIZATION
                 Delaware

                                      7            SOLE VOTING POWER
              NUMBER OF                               0
               SHARES
            BENEFICIALLY              8            SHARED VOTING POWER
              OWNED BY                                159,891
                EACH
              REPORTING               9            SOLE DISPOSITIVE POWER
               PERSON                                 0
                WITH
                                     10            SHARED DISPOSITIVE POWER
                                                      159,891

     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 159,891

     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES    [ ]
                CERTAIN SHARES*

     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 1.2

     14         TYPE OF REPORTING PERSON*
                 PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP No.  0008009071                                      Page 4 of 22 Pages

     1          NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Morgan Stanley Venture Capital Inc.
                 133238534

     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]

                                                                      (b) [ ]

     3          SEC USE ONLY

     4          SOURCE OF FUNDS*
                 Not applicable.

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [ ] PURSUANT TO ITEMS 2(d) OR 2(e)

     6          CITIZENSHIP OR PLACE OF ORGANIZATION
                 Delaware

                                      7            SOLE VOTING POWER
              NUMBER OF                               0
               SHARES
            BENEFICIALLY              8            SHARED VOTING POWER
              OWNED BY                                159,891
                EACH
              REPORTING               9            SOLE DISPOSITIVE POWER
               PERSON                                 0
                WITH
                                     10            SHARED DISPOSITIVE POWER
                                                      159,891

     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 159,891

     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES     [ ]
                CERTAIN SHARES*

     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 1.2

     14         TYPE OF REPORTING PERSON*
                 CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                 SCHEDULE 13D

CUSIP No.  0008009071                                       Page 5 of 22 Pages

     1          NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Morgan Stanley Group Inc.
                 132838811

     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]

                                                                      (b) [ ]
     3          SEC USE ONLY

     4          SOURCE OF FUNDS*
                 Not applicable.

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [ ] PURSUANT TO ITEMS 2(d) OR 2(e)

     6          CITIZENSHIP OR PLACE OF ORGANIZATION
                 Delaware

                                      7            SOLE VOTING POWER
              NUMBER OF                               0
               SHARES
            BENEFICIALLY              8            SHARED VOTING POWER
              OWNED BY                                395,993
                EACH
              REPORTING               9            SOLE DISPOSITIVE POWER
               PERSON                                 0
                WITH
                                     10            SHARED DISPOSITIVE POWER
                                                      395,993

     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 395,993

     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES    [ ]
                CERTAIN SHARES*

     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 2.9
                 CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

              This Amendment No. 2 to Schedule 13D amends and restates the Statement on Schedule 13D filed by the Filing Persons (as defined below) with the Securities and Exchange Commission on December 26, 1995, and amended and restated on February 14, 1996 (the "Schedule 13D").

Item 1.  Security and Issuer.

              The class of equity securities to which this statement relates is the Common Stock (the "Common Stock"), $.01 par value per share, of Protection One, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 6011 Bristol Parkway, Culver City, California 90230.

Item 2.  Identity and Background.

              The names of the persons filing this statement are Morgan Stanley Venture Capital Fund L.P., a Delaware limited partnership (the "Fund"), Morgan Stanley Venture Partners L.P., a Delaware limited partnership ("Ventures"), Morgan Stanley Venture Capital Inc., a Delaware corporation ("MSVC"), and Morgan Stanley Group Inc., a Delaware corporation ("Morgan Stanley") (collectively, the "Filing Persons").

              The address of the principal business and principal office of each of the Fund, Ventures and MSVC is 1221 Avenue of the Americas, New York, New York 10020 and the address of the principal business and principal office of Morgan Stanley is 1585 Broadway, New York, New York 10036.

              Set forth in Schedule A is the name, citizenship, business or residence address and present principal occupation or employment, as well as the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, of each of the general partners of Ventures, as of the date hereof. Ventures is the sole general partner of the Fund.

              Set forth in Schedule B is the name, citizenship, business or residence address and present principal occupation or employment, as well as the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of MSVC, as of the date hereof.

              Set forth in Schedule C is the name, citizenship, business or residence address and present principal occupation or employment, as well as the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of Morgan Stanley, as of the date hereof.

              The principal business of each of the Filing Persons is as follows: the Fund is a private venture capital fund; Ventures is the sole general partner of the Fund; MSVC, a wholly-owned subsidiary of Morgan Stanley, is the managing general partner of Ventures; and Morgan Stanley is a global financial services firm whose businesses include securities underwriting, distribution and trading; merger, acquisition, restructuring, real estate, project finance and other corporate finance advisory activities; merchant banking and other principal investment activities; brokerage and research services; asset management; the trading of foreign exchange and commodities as well as derivatives on a broad range of asset categories; and global custody, securities clearance services and securities lending.

              During the last five years, neither the Filing Persons nor, to the best knowledge of the Filing Persons, any of the persons named in Schedule A, B or C has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
              Not applicable.

Item 4.  Purpose of Transaction.

              (a) On January 17, 1997, the Fund made a distribution-in-kind to its partners (the "Distribution") of 875,246 shares of Common Stock deemed beneficially owned by the Fund. This Distribution represented substantially all of the Common Stock held by the Fund.(1) Accordingly, after giving effect to the Distribution and as of January 17, 1997, the Fund beneficially owned 29 shares of Common Stock. The Distribution was made in the normal course of the Fund's investment business. None of the Filing Persons had any plans or proposals which related to or would have resulted in any of the transactions described in subparagraphs (b) through (j) of Item 4 of Schedule 13D.

-------------------
(1) The Fund retained 29 shares of Common Stock that could not be divided evenly among the partners.


Item 5.  Interest in Securities of the Company.

              (a) As a result of the Distribution, the Fund may be deemed to own beneficially 29 shares of Common Stock as of January 17, 1997. The Fund is currently the record owner of 29 shares of Common Stock.

              Ventures, as the sole general partner of the Fund, received 159,862 shares of Common Stock from the Fund as a result of the Distribution. As the sole general partner of the Fund, Ventures has the power, on behalf of the Fund, to vote or direct the vote and to dispose or direct the disposition of all of the Common Stock owned by the Fund. Thus on January 17, 1997, Ventures was the beneficial owner of 159,891 shares of Common Stock. MSVC, as the managing general partner of Ventures, has the power to control the actions of Ventures with respect to Ventures' disposition of the Common Stock. Morgan Stanley, as the sole shareholder of MSVC, has the power to control the actions of MSVC with respect to Ventures. Accordingly, each of MSVC and Morgan Stanley may be deemed to own beneficially the 159,891 shares of Common Stock beneficially owned by Ventures. The remaining 715,384 shares of the Fund's Common Stock were distributed to the Fund's limited partners. Because Ventures, MSVC and Morgan Stanley exercise no control over any of the limited partners, Ventures, MSVC, and Morgan Stanley do not own beneficially any of the shares distributed to the limited partners.

              In addition to its beneficial ownership of Common Stock through Ventures, Morgan Stanley, as the sole shareholder of Morgan Stanley Asset Management Inc. ("MSAM"), has the power to control the actions of MSAM with respect to the disposition of (i) 8,671 shares of Common Stock, and (ii) warrants to purchase 36,800 shares of Common Stock, in each case beneficially owned by MSAM. Furthermore, Morgan Stanley, as the sole shareholder of Morgan Stanley & Co. Incorporated ("MS&Co."), has the power to control the actions of MS&Co. with respect to the disposition of (i) warrants to purchase 187,600 shares of Common Stock and (ii) 3,031 shares of Common Stock, in each case beneficially owned by MS&Co. Accordingly, Morgan Stanley may be deemed to own beneficially the warrants to purchase 224,400 shares of Common Stock and the 11,702 shares of Common Stock, which includes 45,471 shares held for clients over which Morgan Stanley exercises investment discretion.

              (b) The Fund has sole power to vote or to direct the vote of or to dispose or to direct the disposition of 0 shares of Common Stock and shared power to vote or to direct the vote of or to dispose or to direct the disposition of 29 shares of Common Stock. Ventures and MSVC have sole power to vote or to direct the vote of or to dispose or to direct the disposition of 0 shares of Common Stock and shared power to vote or to direct the vote of or to dispose or to direct the disposition of 159,891 shares of Common Stock. Morgan Stanley has sole power to vote or to direct the vote of or to dispose or to direct the disposition of 0 shares of Common Stock and shared power to vote or to direct the vote of or to dispose or to direct the disposition of 395,993 shares of Common Stock.

              (c) On January 17, 1997, pursuant to the Distribution, the Fund distributed in kind 875,246 shares of Common Stock to its partners, representing 6.5% of the shares of Common Stock outstanding.(2) The Fund distributed in kind 159,862 shares of Common Stock to Ventures representing 1.2% of the Common Stock outstanding and retained 29 shares. As described in detail in Item 5(a), Ventures, MSVC, and Morgan Stanley each beneficially own these 159,891 shares of Common Stock. In addition, Morgan Stanley beneficially owns Common Stock and warrants to purchase Common Stock aggregating 236,102 shares.

------------
     (2)Percentages are based on the 13,466,671 Shares of Common Stock outstanding as stated in the Company's Form 10K for its fiscal year ended September 30, 1996.

              Except for the foregoing, neither the Filing Persons, nor any other person controlling any of the Filing Persons, nor, to the best knowledge of the Filing Persons, any person named in Schedule A, B or C hereto beneficially owns any shares of Common Stock as of the date hereof.

              (d)   Not applicable.

              (e) The Filing Persons ceased to be the beneficial owners of more than 5% of the Common Stock on January 17, 1997.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

              Not applicable.


Item 7.  Material to be Filed as Exhibits.

              Not applicable.


                                SIGNATURES

              After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: January 23, 1997


                                    MORGAN STANLEY VENTURE CAPITAL FUND L.P.

                                    By:   Morgan Stanley Venture Partners
                                          L.P., its general partner

                                    By:   Morgan Stanley Venture Capital Inc.,
                                          its general partner



                                    By: /s/ Peter R. Vogelsang
                                       ______________________________________
                                          Name:    Peter R. Vogelsang
                                          Title:   Secretary


                                    MORGAN STANLEY VENTURE PARTNERS L.P.

                                    By:   Morgan Stanley Venture Capital Inc.,
                                          its general partner


                                    By: /s/ Peter R. Vogelsang
                                       ______________________________________
                                          Name:    Peter R. Vogelsang
                                          Title:   Secretary



                                    MORGAN STANLEY VENTURE CAPITAL INC.


                                    By: /s/ Peter R. Vogelsang
                                       ______________________________________
                                          Name:    Peter R. Vogelsang
                                          Title:   Secretary


                                    MORGAN STANLEY GROUP INC.


                                    By: /s/ Peter R. Vogelsang
                                       ______________________________________
                                          Name:    Peter R. Vogelsang
                                          Title:   Authorized Signatory


                                                                    Schedule A


                               GENERAL PARTNERS
                    OF MORGAN STANLEY VENTURE PARTNERS L.P.


               The name, business address, title, and present principal occupation or employment of each of the general partners of Morgan Stanley Venture Partners L.P. ("Ventures") are set forth below. Ventures is the general partner of Morgan Stanley Venture Capital Fund L.P. If no business address is given, the general partner's business address is 1221 Avenue of the Americas, New York, New York 10020. Unless otherwise indicated, each occupation set forth opposite a person's name refers to the Fund. Unless otherwise indicated below, each of the persons listed below is a United States citizen or a corporation incorporated under the laws of a state of the United States.

                                                Present Principal
                                               Occupation Including
             Name, Title and                   Name and Address(1)
             Business Address                      of Employer
             ----------------                  --------------------

Morgan Stanley Venture....................    General Partner,
     Capital Inc.                               Ventures
     (General Partner)

Guy L. de Chazal..........................    Managing Director,
     (General Partner)                          Morgan Stanley &
     Citizenship:  United Kingdom               Co. Incorporated
                                                ("Morgan Stanley &
                                                Co."), a
                                                securities broker-
                                                dealer

Robert Loarie.............................    Principal, Morgan
     (General Partner)                          Stanley & Co.

William Harding...........................    Principal, Morgan
     (General Partner)                          Stanley & Co.

------------
     (1) Same address as general partner's business address except where indicated.


                                                                    Schedule B


                       DIRECTORS AND EXECUTIVE OFFICERS
                    OF MORGAN STANLEY VENTURE CAPITAL INC.


               The name, business address, title, and present principal occupation or employment of each of the directors and executive officers of Morgan Stanley Venture Capital Inc. ("MSVC") are set forth below. If no business address is given the director's or officer's business address is 1221 Avenue of the Americas, New York, New York 10020. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

                                                Present Principal
                                                    Occupation
                                                    Including
             Name, Title and                   Name and Address(2)
             Business Address                      of Employer
             ----------------                  --------------------

James M. Allwin...........................    Managing Director,
    (Chairman of the                            Morgan Stanley &
    Board of Directors)                         Co. Incorporated
                                                ("Morgan Stanley
                                                & Co."), a
                                                securities
                                                broker-dealer

Guy L. de Chazal..........................    Managing Director,
    (Director)                                  Morgan Stanley &
    Citizenship:  United Kingdom                Co.

Clinton Gartin............................    Managing Director,
    (Director)                                  Morgan Stanley &
                                                Co.

Dennis G. Sherva..........................    Managing Director,
    (Director)                                  Morgan Stanley &
                                                Co.

Frank V. Sica.............................    Managing Director,
    (Director)                                  Morgan Stanley &
                                                Co.

Paul Brooke...............................    Managing Director,
    (Director)                                  Morgan Stanley &
                                                Co.

Robert J. Loarie..........................    Principal,
    (Director and Vice President)               Morgan Stanley &
                                                Co.

William Harding...........................    Principal Director,
    (Director and Vice President)               Morgan Stanley &
                                                Co.

Rex Golding...............................    Managing Director,
    (Director)                                  Morgan Stanley &
                                                Co.

Kevin Parker..............................    Managing Director,
    (Director)                                  Morgan Stanley &
                                                Co.

------------
     (2) Same address as director's or officer's business address except where indicated.


                                                                    Schedule C



                       DIRECTORS AND EXECUTIVE OFFICERS
                         OF MORGAN STANLEY GROUP INC.


               The name, business address, title, and present principal occupation or employment of each of the directors and executive officers of Morgan Stanley Group Inc. ("Morgan Stanley") are set forth below. If no business address is given the director's or officer's business address is 1585 Broadway, New York, New York 10036. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.


                                                   Present Principal
                                                       Occupation
                                                       Including
               Name, Title and                    Name and Address(3)
              Business Address                        of Employer
              ----------------                    --------------------

Richard B. Fisher............................    Director, Chairman
    (Director, Chairman of the Board,              of the Board,
    and Managing Director)                         and Managing
                                                   Director, Morgan
                                                   Stanley & Co.

John J. Mack.................................    President,
    (President, Director, and Managing             Director, and
    Director)                                      Managing
                                                   Director, Morgan
                                                   Stanley & Co.

Philip N. Duff...............................    Chief Financial
    (Chief Financial Officer and                   Officer, and
    Managing Director)                             Managing
                                                   Director, Morgan
                                                   Stanley

Eileen K. Murray.............................    Treasurer and
    (Treasurer)                                    Managing
    Morgan Stanley & Co. Incorporated              Director, Morgan
    1221 Avenue of the Americas                    Stanley & Co.
    New York, New York 10020

Jonathan M. Clark............................    Director,
    (General Counsel and                           Secretary,
    Secretary)                                     General Counsel,
                                                   and Managing
                                                   Director, Morgan
                                                   Stanley & Co.

Barton M. Biggs..............................    Director and
    (Director and Managing Director)               Managing
    Morgan Stanley & Co. Incorporated              Director, Morgan
    1221 Avenue of the Americas                    Stanley & Co.
    New York, New York 10020

Daniel B. Burke..............................    Retired
    (Director)
    Capital Cities/ABC, Inc.,
    77 W. 66th Street, Tenth
    Floor, New York, NY
    10023-6298

S. Parker Gilbert............................    Retired
    (Director)
    Morgan Stanley & Co. Incorporated
    1251 Avenue of the Americas
    New York, New York 10020

Peter F. Karches.............................    Managing Director,
    (Director and Managing Director)               Director, Morgan
                                                   Stanley & Co.

Sir. David Alan Walker.......................    Managing Director,
    (Director and Managing Director)               Director, Morgan
    Citizenship: United Kingdom                    Stanley & Co.
    25 Cabot Square
    Canary Wharf
    London E14 4 QA, England

Allen E. Murray..............................    Retired Chairman,
    (Director)                                     Mobil
    Mobil Corporation                              Corporation
    150 East 42nd Street
    24th Floor
    New York, New York 10017

Paul J. Rizzo................................    Partner, Franklin
    (Director)                                     Street Partners
    6330 Quadrangle Drive
    Chapel Hill, NC 27514

Robert P. Bauman............................     Non-Executive
    (Director)                                     Chairman,
    1 Brewers Green                                British
    Buckingham Gate                                Aerospace PLC
    London SW1H ORH
    England


------------
     (3) Same address as director's or officer's business address except where indicated.